Exhibit 4.21

COMPAGNIE GENERALE DE GEOPHYSIQUE

STOCK OPTION PLAN

MARCH 14 2001

REGULATIONS

I -- Definition of the stock option plan
II -- The option price
III -- Vesting period and exercise period
IV -- Obligation to keep the stocks
V -- Conditions of employment
VI -- Exercise of the option
VII -- Suspension period
VIII -- Quotation of the new stocks
IX -- Order for sale
X -- The financial advantages of the stock option plan
XI -- Taxation of the advantages
English Translation of the By-Laws
Registration Rights Agreement Feb 8, 2002
2001 Stock Option Plan
Purchase Agreement
Statement Re Computation of Ratios
Subsidiaries of the Registrant
Letter of CGG to the SEC

CONTENTS

Page

I. Definition of the stock option plan	A-2

II. The option price	A-2

III. Vesting period and exercise period	A-2

IV. Obligation to keep the stocks	A-3

V. Conditions of employment	A-4

VI. Exercise of the option	A-5

VII. Suspension period	A-5

VIII. Quotation of the new stocks	A-6

IX. Order for sale	A-6

X. The financial advantages of the stock option plan	A-7

• gain on the purchase price	A-7
• gain on the sale price	A-7

XI. Taxation of the advantages	A-7

Appendices :

Form no. 1 = Exercise of option

Form no. 2 = Subscription form

Form no. 3 = Undertaking

Form no. 4 = Authorization to deduct charges from gross proceeds

Form no. 5 = Sale Order

I — Definition of the stock option plan

      French Company Law enables French companies to grant to all or part of their staff the right to subscribe to stock options.

      The Extraordinary General Meeting dated May 17, 2000 authorized the Board of Directors to issue stock options.

      The Company took advantage of this possibility to put in place a new plan.

      A stock option provides the right, applicable only on request from the beneficiary, to subscribe to new stocks which are purchased at a predetermined price.

      The Board of Directors of the Company designated you on March 14, 2001 as a beneficiary of this plan and you have already received a letter informing you of the number of stocks offered to you and of the price at which you may subscribe them.

      Theses regulations details the various clauses, governing the stock option plan, as it concerns you.

II — The option price

      The price of the option has been determined on the basis of the average opening rates quoted at the twenty sessions of the Paris Stock Exchange preceding March 14, 2001. After rounding, this amounts to 71,2 Euros.

      This unit price cannot be modified for the term of the validity of the options; it may only be adjusted, according to the law, if the Company were to proceed with financial operations affecting its capital. Adjustments affecting both the unit price and the number of stocks under option will however have no effect on the overall value of the option for each beneficiary.

      Beneficiaries will be informed in good time of the new subscription price and the new number of stocks to which they are entitled to subscribe.

III — Vesting period and exercise period

III.1 — Vesting period

      Options accrue rights by fifth every year during a five year period starting from March 14, 2001. The rights so accrued are definitively acquired and may not be lost for any reason whatsoever, included in case of departure from the Group.

      The accrued rights are calculated for each ended year and remain subject to the freeze period as hereunder defined.

As an example, a beneficiary of an option giving right to acquire 1000 shares who would leave the Group in June 2001 will have no accrued rights and would not be entitled to acquire any stock. In June 2002, he would be able to acquire 200 shares, the remaining 800 options being expired.

III.2 — Duration of the options

      Attribution of the options was decreed by the Board of Directors of the Company on March 14, 2001, so beneficiaries will be able to exercise their options at any time up to and including March 17, 2008, subject to the freeze period and to accrued rights.

      Options are exercised in one or several occasions for the accrued part on request from the beneficiaries, who decide to do so in their own discretion, in function of their individual financial resources and movements of the CGG stock price, subject however to insiders rules.

III.3 — Freeze period

      A three year freeze period has been instituted until March 13, 2004.

      Any portion of the accrued and vested part of the option may consequently be exercised at any time between March 14, 2004 and March 13, 2009 included.

      Taking into account the vesting period, a beneficiary at the end of the Freeze period will be allowed to exercise three-fifth of its option. The two remaining fifth may only be exercised from respectively March 2005 and March 2006 until March, 13, 2009.

III.3 — Exceptions

      Beneficiaries will be allowed to exercise their whole option during the freeze period upon the occurrence of any of the following events :

•	redundancy or lay off, corresponding to the French concept of “Licenciement économique”.

•	death, provided that the heirs of the deceased beneficiary exercise the option within a six month period from the date of death.

•	take over bid or public offer of exchange related to the securities of the Company.

—	In this case, exercise of option will be allowed only until the end of the take over and will be limited to 75% of the total amount of the stocks allocated to each beneficiary (whether or not accrued).

—	In consequence thereof, after the termination of the take over, the beneficiaries will not be authorized to exercise their options before March 14, 2004.

IV — Obligation to keep the stocks

IV.1 — Obligation to keep

      Beneficiaries who have an option giving right to acquire 1000 stocks or more are committed to keep their stocks under the registered form from the acquisition date until March 14, 2006 included.

As an example, a beneficiary who exercises his option on March 15, 2004, i.e immediately after the end of the freeze period, would not be entitled to sell or transfer his stocks to the bearer form before March 15, 2006. A beneficiary who exercises his option on March 15, 2006 would be free to sell the stocks on the same day.

      Taking into account a law under discussion in France which contemplates the diminution of the fiscal period of “unavailability” from 5 to 4 years, beneficiaries of option giving right to acquire 1000 shares or more will have the opportunity, notwithstanding the above, to sell their shares from March 14, 2005. This faculty will be opened to the beneficiary if and only if the law, as it will be promulgated and applicable to this stock option plan, does not submit the capital gains with respect to a sale made after the four year fiscal period to social security charges ( either due by the employee or the employer).

IV.2 — Exceptions

      However, the above obligation to keep stock will not apply to beneficiaries who have an employment agreement governed by a law other than French law and who work outside France, these two conditions being cumulative. A beneficiary who, on March 14, 2001 meets these two conditions but who on the date of option exercise and/or on the date of the contemplated sale or transfer no longer meets them must keep the stocks until March 14, 2006 or March 2005 if the above mentioned law is promulgated.

      Furthermore, would no be subject to the obligation to keep the stock under the registered form beneficiaries who may exercise their whole option during the freeze period for one of the occurrence listed i.e:

•	lay off or redundancy

•	death

•	in the event of take over bid or public offer of exchange, any beneficiary of an option giving right to acquire 1000 stocks or more will not be obligated to keep the stocks acquired before or during the take over.

In case of a take over bid during the freeze period, a beneficiary of an option to acquire 1000 stocks or more and who would acquire 500 stocks from the 750 exercisable during the take over period shall be allowed to sell only the 500 stocks, the remaining 250 must not be sold before March 14, 2006.

V — Conditions of employment

      The option which is herein granted is strictly linked to your status of employee of the Group. Employee is defined as any person having a long term service contract.

      However the accrued rights will be maintained whatever the reason of departure from the Group. All the terms and conditions of this Plan such as but not limited to the freeze period, the obligation to keep will remain applicable.

A beneficiary of an option giving right to acquire 1000 stocks who will leave the Group in June 2003 will keep his right to acquire 400 stock but will be entitled to acquire them only from March 2004 and will not be allowed to sell them before March 2006. A beneficiary who leave the Group in February 2002 will have no accrued rights and can not purchase any stock.

      Beneficiaries shall be deemed to have lost the status of employee of CGG or an affiliate (a company in which CGG holds directly or indirectly 30% of the capital) on the date of termination of the service contract, i.e. at the end of the required notice period, regardless the cause or the author of the termination.

Exceptions

      If a beneficiary ceases to be employee of the Group for one of the following reason the options and the conditions of exercise will be treated as follows :

•	Death: the heirs of a deceased beneficiary will be entitled to exercise all or part of the option within a six months period from the date of beneficiary’s death. At the end of this six months period, the option will expire.

•	Lay off: Options may be exercised entirely at any time from the date of the lay off until March 13, 2009 without obligation to comply with the freeze period and/or the obligation to keep the stocks.

•	retirement, early retirement (“pre retraite” as such term is construed under French Law): Beneficiaries will continue to benefit from their options but remain subject to all the terms and conditions of the plan such as but not limited to the vesting period and accrual of rights, the freeze period or obligation to keep.

•	Affiliate leaving the Group: the beneficiaries, employees of such affiliate, will continue to benefit from their options but remain subject to all the terms and conditions of the plan such as but not limited to the vesting period and accrual of rights, the freeze period or obligation to keep.

      However, as mentioned above, only death and redundancy (lay off) will allow the exercise of the option during the Freeze period; beneficiaries leaving the group for the other reasons listed above will not be entitled to acquire the stocks before termination of the three year Freeze period.

      Furthermore, in the case of a beneficiary leaving the Group under a mutual arrangement with the employer, the Company may contemplate, on a case by case basis, maintaining the beneficiary’s right to the stock options. Such pursuance of the rights will follow the rules applicable for a retirement.

VI — Exercise of the option

      VI.1 — In order to exercise an option, the following documents must be sent to the Legal Division at CGG (Valérie FERY/ Anick DUCHEMIN):

•	exercise of option form accurately completed and signed (Form no. 1 attached)

•	subscription form accurately completed and signed (Form no. 2 attached)

•	payment in full of the sum corresponding to the number of stocks, in the form of a cheque made to the order of NSMD.

•	undertaking to keep the stocks under the registered form for the beneficiary holding an option for 1000 stocks or more (Form no. 3 attached);

•	authorization given to the Bank to deduct from the sale proceeds an amount for payment of the social security charges. (Form no. 4 attached). While this question concerns only French Tax resident, each beneficiary will be required to fulfill it. It may be used only when a foreign beneficiary becomes French Tax resident on the date he sells his stocks.

      Your stocks will be issued as registered stock in your name. Stocks will be registered in an account opened with the Bank entrusted with the management of the registered stocks (NSMD).

      VI.2 — Within eight days from the date of receipt of the all documents listed in VI.1 above, CGG will execute all formalities in order for you to acquire the status of CGG’s shareholder.

      The option shall be deemed to be exercised on the date of receipt by CGG of the complete file, provided however that conditions related to the Vesting Period, the Freeze Period and the Status of Employee are fulfilled.

VII — Suspension period

VII.1 — Conditions

      CGG’s Board of Directors or, upon delegation from the Board, the Chairman and CEO may suspend for a period which shall not exceed three months, any exercise of option in case of:

•	Financial operation requiring a prior and strict knowledge of the number of CGG’s stocks.

•	Adjustment affecting the unit price as provided by French Company law.

VII.2 — Notice

      Within five (5) days from the Suspension decision of the Board of Directors or of the Chairman and C.E.O., beneficiaries will be informed by internal memorandum, general or individual:

•	that a Suspension period has been instituted in accordance with point VII.1 above;

•	the duration of the Suspension; If applicable, beneficiaries will be informed of the new subscription price and new number of stock to which they are entitled to subscribe.

VII.3 — Transitory Period

      To the extent possible, the beneficiaries will be allowed a reasonable time period between the receipt of the above mentioned notice and the entry into effect of the suspension period during which they may exercise their options, in whole or in part, provided of course that the freeze period has expired.

      Each beneficiary hereby expressly acknowledges that the allowed time period, if any, may be extremely reduced if so required by the envisaged financial operations.

      At the end of this transitory period, Beneficiaries shall not be entitled to exercise their options until expiry of the Suspension Period.

VII.4 — Confidentiality

      Beneficiaries undertake not to divulge any information related to the Suspension and the cause thereof.

VIII — Quotation of the new stocks

      New CGG stocks acquired under the stock option plan are freely transferable at any time, except where the obligation to keep applies in accordance with paragraph IV above.

      The new stocks are issued with the right to dividend on 1st January of the year in progress. However, there is no right to dividend with respect to profit from the previous financial year. For this reason, two cases may be envisaged during the year of exercise:

VIII.1 — The stocks acquired are assimilated to existing stocks

      From the date on which dividend is paid or, if no dividend is paid, the date of the Annual Ordinary Meeting of Stockholders, until 31 December of that year, the new stocks will be quoted on the regular line of the Premier Marché of the Paris Stock Exchange at the same rate as existing stocks (Index SICOVAM: 12016).

VIII.2 — The stocks acquired are not assimilated to existing stocks

      From 1 January until the date on which dividend is paid or, if no dividend is paid, until the date of the Annual Ordinary Meeting of Stockholders, the new stocks will not be quoted at the same rate as existing stocks, but on a separate line (separate index). After the date on which dividend is paid or, if no dividend is paid, after the date of the Annual Ordinary Meeting of Stockholders, the stocks will be transferred to the regular line (index SICOVAM: 12016) and assimilated to existing stocks.

For example: The last Annual Ordinary Meeting of Stockholders took place on May 17, 2000. All stocks purchased by the exercise of stock options between January 1,2000 and May 17, 2000 were quoted on a separate line until May 17, 2000, at which date they were transferred to Index 12016 and assimilated to existing stocks. On the other hand, stocks subscribed by the exercise of stock options between May 17, 2000 and December 31, 2000 were quoted directly on the 12016 line.

      Finally, it should be noted that non-assimilated new stocks usually have a below par rating compared with stocks sold on the 12016 line (this is on account of low trading levels even when no dividend is due from the preceding financial year).

IX — Order for sale

      The order for sale must be communicated directly to the Bank.

      In addition to indicating the number of stocks to be sold, certain details may be given to the Bank concerning the order for sale on the stock market:

•	discretionary order. This order bears no instructions. It is carried out at the opening of the next session of the Paris Stock Exchange (which is generally when the greatest number of stocks are exchanged).

•	limited price order. This order sets a minimum rate at which the seller agrees to transfer his stocks. It will therefore be carried out only if the quoted rate is equal or superior to this minimum. CGG stocks are quoted continuously and there may be fairly substantial differences between the rates applied to various transactions carried out during the same session. Limited price orders tend therefore to be more reliable than discretionary orders.

X — The financial advantages of the stock option plan

      In addition to the advantage of being associated with the expansion of the Group, beneficiaries who exercise their options can make profits in two ways when selling the stocks:

•	gain on the purchase price equal to the difference between the price quoted on the Stock Exchange the day the option is actually exercised and the subscription price of the option, and;

•	gain on the sale price equal to the difference between the price at which the stocks are sold and the price quoted on the Stock Exchange the day the option is exercised.

Examples

	Hypothesis

	T1	T2
(On the basis of a subscription price of 70 €)
Stock subscription price (a)	70	70
Value on the Stock market of the the CGG Stock on the date of option exercise (b)	80	91
Gain on the purchase price (b – a)	10	21
Sale price (c)	83	95
Gain on the sale price (c – b)	3	4

T1: Exercise of the option and sale of the stock on the same day

T2: Exercise of the option on March 14, 2004 and sale of the stock on May 6, 2006.

XI — Taxation of the advantages

      The summary hereunder applies only to French tax residents who, as such, are subject to French Tax legislation. General information may be provided to other residents, upon request, on the relevant foreign tax rules. However, foreign beneficiary should revert to his tax advisor.

XI.1 — Taxation on gains on the purchase price

      Taxation on gains on the purchase price varies depending on whether or not the beneficiary sell his stocks before the end of a five-year period starting from the date of attribution of the option, i.e. not before March 14, 2006 (included).

      It should be noted that if the stocks are transferred from registered stocks to bearer stocks, they are considered as sold.

•	Failure to respect the fiscal five year period

      In this case, the gain on the purchase price is considered as additional salary and as such is subject to income tax. The gain is added to the revenues for the year during which the stocks are sold and not for the year in which the option is exercised. However, after deductions applicable to salaries, tax is spread according to the “quotient” system so as to take into account the length of time for which the options have been held.

      Furthermore, in this case, the gain on the purchase price will also be subject to all French social security contributions (i.e. about 25%).

      It is again noted that if, during the fiscal five year period, the acquired stocks are simply transferred from registered stock to bearer stock, without being sold the gain is likewise subject to income tax and social security contributions.

Exceptions:

      As an exception, tax exemption on the gain on the purchase price applies if the stocks are sold or transferred from registered stock to bearer stock before the expiry of the fiscal five year period in the following cases:

—	dismissal

—	retirement

In the above two cases, the options must have been acquired by the beneficiary at least 3 months before date of the event in question.

—	invalidity corresponding to classification in the second or third category defined in Article 310 of the French “Code de la Sécurité Sociale”.

—	death.

•	Respect of the fiscal five year period

      In this case, gain on the purchase price is, at the Beneficiary’s option, either taxed on the basis of income tax or taxed under the common law concerning capital gains at the special rate of 30% (for fiscal 2000) plus 10% with respect to social security contributions.

      The gain on purchase price is taxed in the year during which the stocks are sold.

      Furthermore, the beneficiary must enclose a statement with his tax declaration for the year during which the option was exercised, which specifies:

—	the corporate name and headquarters of the Company

—	the date of attribution and the date of exercise of the option

—	the number of stocks acquired.

XI.2 — Taxation on gains made on the sale of stocks

      The gain made on the sale of stocks is taxed at the regular rate for capital gains. The tax rate is therefore 16.0% (for fiscal 2000) plus around 10% with respect to social security contributions, if the total value of sales (including stock sales unrelated to the present stock option plan) made by the beneficiary during the year of the sale or transfer exceeds the threshold determined on an annual basis by the taxation authorities (50 000 French Francs for fiscal 2000).

XI.3 — Declaration commitments

Company’s obligations

      Each year, the Company has to provide tax authorities with a certificate including the name of beneficiaries who have exercised options during the preceding year, the dates of the exercise, the number of stocks acquired and the subscription price.

      Each year until the expiry of the fiscal five year period during which stocks are sold or transferred from registered stocks to bearer stocks, the Company has to declare, dates of sale or of transfer to bearer stock, date of attribution and the date of the option exercise, the number of stocks, the subscription price and the price quoted on the Stock Exchange the day the option is exercised.

Beneficiary’s obligation

      The year during which the option is exercised, the beneficiary shall append to his tax declaration the statement that will be communicated to him by the Bank.

      The year during which the stocks are sold or are transferred from registered stocks to bearer stocks before the expiry of the fiscal five year period, the beneficiary will state on his tax declaration:

—	the difference between the price quoted on the Stock Exchange the day the option is exercised and the subscription price,

—	the gain made on the sale of stocks, equal to the difference between the price at which the stocks are sold and the price quoted on the Stock Exchange the day the option is exercised, only if the total annual value of stocks sales (including stock sales unrelated to the present stock option plan) exceeds the threshold determined by the taxation authorities (50 000 French Francs for fiscal 2000).